FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
May 5, 2005

Manulife Financial Corporation reports record first quarter results with 88 per cent increase in shareholders’ net income
Earnings per share up 13 per cent before integration costs

TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $801 million for the first quarter of 2005, an increase of 88 per cent over a year earlier. Earnings per common share excluding integration costs related to the merger with John Hancock increased by 13 per cent to $1.04 from $0.92 reported in the first quarter of 2004. In addition, the Company’s return on common shareholders’ equity increased 110 basis points to 14.1 per cent this quarter.

“We are very pleased with our performance for this quarter, which included record top and bottom line results and a significant increase to our return on equity,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “The integration of John Hancock will be largely completed by year-end and we are focused on realizing the full benefits of the merger. At the same time, Manulife Financial continues to deliver value to our shareholders as evidenced by the 15 per cent increase in our quarterly dividend approved by our Board of Directors.”

“In our first quarter, good progress was made on our integration projects and on realizing expense synergies. As well, credit and investment results continued to be favourable,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.

In the first quarter of 2005, claims and investment experience remained positive, although below the exceptional results reported in the fourth quarter of 2004. Sales of wealth management products were particularly strong this quarter, with total sales reaching a record level of $8.5 billion. These results are 74 per cent higher than the levels reported in the first quarter of 2004.

Including the impact of integration costs incurred in the quarter, earnings per share increased eight per cent from the prior year to $0.99. Included in the financial results for the first quarter of 2005 were a number of non-recurring items, which resulted in a net $2 million positive impact to earnings in the quarter. These items include a $40 million (after tax) accrual related to the Portus Alternative Asset Management guarantee, integration expenses, the receipt of the residual interest in Daihyaku, and revisions to tax loss assessments related to the Japan Division.

Total premiums and deposits for the first quarter reached record levels of $14.8 billion, $5.5 billion higher than reported in the first quarter of 2004 and $0.7 billion higher than the preceding quarter. The increase from the prior year period reflects the addition of John Hancock, sales growth in North American insurance operations and strong wealth management deposits in Canada, the United States and Japan.

Funds under management were $350.3 billion as at March 31, 2005 compared to $163.2 billion as at March 31, 2004. This increase was primarily driven by the merger with John Hancock. Strong net cash flows in the North American wealth management businesses also contributed to the increase.

OPERATING HIGHLIGHTS

•	In the first quarter of 2005, Manulife continued to make excellent progress on the integration of John Hancock. Key accomplishments during the quarter include:

•	Re-branding of the U.S. product portfolio and legal entities as of January 1, 2005

•	Integration of the Canadian Pensions operations

•	Completed the integration of the Canadian Division’s finance and distribution functions

•	Outsourced non-core functions in both Canada and the United States to further reduce expenses

•	Canadian Individual Wealth Management posted record sales of $1.3 billion during the quarter. Strong mutual fund and segregated sales during the RRSP season were complemented by increased loan volumes at Manulife Bank, as exceptional demand in the housing market fueled sales of the Manulife One mortgage product.

•	Manulife Financial Corporation announced an offer for clients of advisors licensed by its subsidiary Manulife Securities International Ltd. (MSIL) who were referred to the financial products of Portus Alternative Asset Management Inc. MSIL clients have been offered three alternatives to recoup 100 per cent of their principal invested with Portus.

•	Manulife-Sinochem received a number of approvals from the China Insurance Regulatory Commission that will facilitate the continued expansion of our operations in China. Approvals were granted to convert the Guangzhou branch license into a province-wide license for the Guangdong province and to open a sales office in the city of Foshan, in central Guangdong province. As well, Manulife-Sinochem was the first Canadian insurer to receive approval to expand its operating license to include Group Life and Health and non-tax benefit Pension business.

•	Manulife Japan began selling ManuPrime, a new personal variable annuity product designed for sale through the direct sales channel. This product is expected to complement the strong sales Manulife has generated through distribution agreements with the Bank of Tokyo Mitsubishi and UFJ Bank.

•	During the first quarter, Manulife Financial repurchased and cancelled more than 6.7 million shares at a total cost of approximately $382 million.

•	In February, Manulife Financial launched the ‘odd-lot’ shareholder program through which shareholders owning fewer than 100 shares of Manulife common stock could elect to sell all of their shares. The program was well received and is expected to reduce the Company’s annual shareholder servicing costs.

•	Manulife Financial Corporation successfully completed the offering of 14 million 4.65% non-cumulative Class A Shares, Series 2 (Series 2 Preferred Shares) for an aggregate amount of $350 million.

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (C$ millions)	801	756	425
Basic Earnings per Common Share — excl. integration costs (C$)	1.04	0.99	0.92
Basic Earnings per Common Share — reported (C$)	0.99	0.93	0.92
Return on Common Shareholders’ Equity (%, annualized)	14.1	13.0	19.0
Premiums & Deposits (C$ millions)	14,841	14,172	9,261
Funds under Management (C$ billions)	350.3	347.7	163.2

Net Income
Manulife Financial Corporation reported shareholders’ net income of $801 million for the first quarter ended March 31, 2005, up 88 per cent from $425 million in 2004. A significant portion of the $376 million increase is related to the acquisition of John Hancock operations in April 2004. The remainder of the increase is attributable to business growth, favourable investment experience, the recognition of a tax benefit in Japan, and cash received from the estate of Daihyaku related to the Japan based business acquired in 2001. Partially offsetting these increases were the cost to cover guarantees made to clients referred to Portus Alternative Asset Management Inc. and the impact of a strengthening Canadian dollar.

The operational changes implemented make the distinction between the contributions from John Hancock versus that of the Manulife businesses less relevant. The Company is operating as “One Company” as it continues to integrate operations in 2005.

Earnings per Share and Return on Common Shareholders’ Equity
The first quarter earnings per common share of $0.99 grew by eight per cent compared to $0.92 in 2004 and return on common shareholders’ equity for the three months ended March 31, 2005 was 14.1 per cent compared to 19.0 per cent in 2004, reflecting the impact of the larger capital base as a result of the merger.

Premiums and Deposits
Premiums and deposits for the first quarter were $14.8 billion compared to $9.3 billion in 2004. The increase was driven by the contribution from the John Hancock acquisition, sales of the variable annuity product in Japan along with solid business growth, partially offset by the impact of a strengthening Canadian dollar.

Funds under Management
Funds under management increased to $350.3 billion as at March 31, 2005 compared to $163.2 billion as at March 31, 2004. The growth of $187.1 billion was driven by $193.0 billion of funds under management of John Hancock at the date of acquisition and positive segregated fund net sales. Partially offsetting this increase were scheduled maturities of institutional annuities in G&SFP and the impact of a strengthening Canadian dollar.

Capital
Total capital increased to $28.6 billion as at March 31, 2005, an increase of $16.1 billion from March 31, 2004. Contributing to the increase were the acquisition of John Hancock, net income in the past 12 months and $350 million of preferred shares issued on February 10, 2005. Partially offsetting these items were shareholder dividends, shares repurchased and the negative impact of a strengthening Canadian dollar.

Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.30 per share on the common shares of the Company, an increase of $0.04 per share, payable on and after June 20, 2005 to shareholders of record at the close of business on May 17, 2005. A dividend of $0.25625 per share was declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on and after June 19, 2005 to shareholders of record at the close of business on May 17, 2005. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after June 19, 2005 to shareholders of record at the close of business on May 17, 2005.

PERFORMANCE BY DIVISION

U.S. Protection Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	135	149	69
Premiums & Deposits (millions)	1,584	1,820	712
Funds under Management (billions)	57.7	57.1	18.6

U.S. dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	110	122	53
Premiums & Deposits (millions)	1,292	1,492	540
Funds under Management (billions)	47.7	47.4	14.2

•	U.S. Protection’s 2005 first quarter net income of $135 million increased from the $69 million reported in the first quarter of 2004. The increase in net income reflects the acquisition of John Hancock’s individual insurance and long-term care operations in April 2004. In force profit growth as well as favourable claims experience in both the individual insurance and long-term care businesses contributed to the earnings growth as did expense synergies resulting from merging operations with John Hancock. The increase was partially dampened by the impact of reduced sales volumes and less favourable reinsurance rates in the individual insurance business. The stronger Canadian dollar also negatively impacted earnings.

•	Premiums and deposits of $1.6 billion for the quarter increased significantly from $712 million in the first quarter of 2004 driven by the addition of John Hancock’s individual insurance and long-term care businesses. Growth in premiums and deposits was partially offset by lower universal life product sales, a decline in COLI business and the negative impact of a stronger Canadian dollar.

•	Funds under management of $57.7 billion were significantly higher than the $18.6 billion reported in 2004. The increase was due to the addition of US$30.8 billion of assets from John Hancock businesses acquired in April 2004 as well as strong growth in the in force business and in equity asset values. Partially mitigating the increase in funds under management was the negative impact of a stronger Canadian dollar.

U.S. Wealth Management Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	136	116	64
Premiums & Deposits (millions)	6,603	6,237	4,722
Funds under Management (billions)	129.8	129.0	66.9

U.S. dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	111	94	48
Premiums & Deposits (millions)	5,382	5,113	3,583
Funds under Management (billions)	107.3	107.2	51.0

•	U.S. Wealth Management Division’s net income for the first quarter of 2005 was $136 million, more than double the $64 million reported in the prior year quarter. Higher earnings for the first quarter were principally due to the addition of John Hancock’s annuity and mutual fund operations. Earnings were also favourably influenced by higher fee income on larger average assets in the Variable Annuity and Group Pension businesses and favourable investment returns in Annuities.

•	Premiums and deposits for the quarter of $6.6 billion were significantly higher than the $4.7 billion reported in the first quarter of 2004, mainly due to the addition of the John Hancock operations and steady growth in the variable annuity business. Annuities’ premiums and deposits increased by 24 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the withdrawal benefit introduced in late 2003 and the addition of John Hancock’s fixed annuity business. Premiums and deposits in Group Pensions grew by six per cent on a U.S. dollar basis, driven by the impact of higher recurring deposits from the growing block of in force participants. Deposits in John Hancock Mutual Funds of $1.6 billion were primarily from sales of retail mutual funds.

•	As at March 31, 2005, funds under management of $129.8 billion were substantially higher than the $66.9 billion balance reported a year ago. The acquisition of John Hancock’s annuity and mutual fund operations was the primary driver of this increase. In addition, the increase in funds under management was a result of continued strong net policyholder cash flows in the Group Pension and variable annuity businesses over the past 12 months, partially offset by the continued negative impact of a strengthened Canadian dollar.

Guaranteed and Structured Financial Products Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	68	82	n/a
Premiums & Deposits (millions)	269	410	n/a
Funds under Management (billions)	38.7	40.3	n/a

U.S. dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	56	67	n/a
Premiums & Deposits (millions)	219	336	n/a
Funds under Management (billions)	32.0	33.5	n/a

•	In January 2005, the G&SFP business became part of the U.S. Wealth Management Division. Due to the size of the asset base, the business unit is a separate reporting segment.

•	Net income for the first quarter 2005 was $68 million, premiums and deposits were $269 million and funds under management were $38.7 billion as at March 31, 2005. Due to the difficult market conditions currently in this business, Manulife has reduced sales volumes and remained opportunistic in order to achieve target return levels. Funds under management have declined by $1.5 billion from the beginning of the year as the result of scheduled maturities of institutional funds.

Canadian Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	184	175	130
Premiums & Deposits (millions)	3,520	3,212	2,218
Funds under Management (billions)	62.2	60.6	40.3

•	Canadian Division shareholders’ net income of $184 million increased by 42 per cent from the $130 million reported for the same period last year. The growth in earnings is largely attributable to the addition of John Hancock’s Maritime Life business. In addition, growth in existing in force business attributable to client retention and tax recoveries related to the 2004 reorganization were partially offset by reduced investment earnings across the Division and poor claims experience in the Individual Life Insurance operation.

•	Premiums and deposits for the quarter were $3.5 billion, up 59 per cent from the $2.2 billion reported for the same period last year. Group Life & Health, Individual Life and Wealth Management businesses grew by 103 per cent, 59 per cent and 38 per cent over the first quarter of 2004, respectively. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses in addition to an increase in sales, primarily in Individual Wealth Management.

•	Funds under management as at March 31, 2005 were $62.2 billion, an increase of $21.9 billion from the same period last year. This increase reflects $15.9 billion of funds under management acquired with the Maritime Life businesses in April 2004. Positive net client cash inflows and investment returns in Individual Wealth Management’s segregated and mutual funds over the past 12 months as well as an increase in Manulife Bank assets due to higher loan volumes, also contributed to the increase. The remaining increase is attributable to general business growth in the various operations.

Asia Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	82	80	73
Premiums & Deposits (millions)	1,293	1,268	1,029
Funds under Management (billions)	16.7	16.4	13.7

U.S. dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	67	66	56
Premiums & Deposits (millions)	1,054	1,037	780
Funds under Management (billions)	13.8	13.6	10.5

•	Asia Division’s shareholders’ net income of $82 million in the first quarter of 2005 was 12 per cent higher than last year on a Canadian dollar basis or 20 per cent higher on a U.S. dollar basis. The increase was primarily attributable to favourable claims experience in Indonesia and contributions from the John Hancock businesses in the quarter.

•	Total premiums and deposits of $1.3 billion in the first quarter of 2005 increased by 26 per cent from last year, 35 per cent on a U.S. dollar basis. The growth was driven by strong mutual fund sales in Indonesia and greater segregated fund deposits in Hong Kong Wealth Management businesses that reflect the successful launch of the new Single Premium Unit-Linked product introduced in late 2004. Also contributing to the increase were higher volumes in the insurance lines particularly in Hong Kong and Singapore reflecting organic growth and the contribution from the John Hancock businesses.

•	Funds under management increased by 21 per cent to $16.7 billion as at March 31, 2005 from $13.7 billion in 2004. On a U.S. dollar basis, funds under management increased by 32 per cent primarily attributable to increases in Hong Kong, Indonesia and Singapore. Growth in Hong Kong reflects increased in force business volume in the Insurance, Mandatory Provident Fund and Wealth Management businesses. Indonesia was buoyed by substantial mutual fund deposits. The increase in Singapore was driven by the merger of the John Hancock business with Manulife as well as growth in in force business volume.

Japan Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	77	40	42
Premiums & Deposits (millions)	1,301	962	418
Funds under Management (billions)	12.1	11.7	11.0

•	Japan Division’s net income increased by 83 per cent to $77 million in the first quarter of 2005, up from $42 million in the first quarter of 2004. The key drivers of the increase in earnings were investment gains from equity market appreciation; growth of in force universal life and variable annuity businesses; and the recognition of a net tax asset of $20 million due to the utilization of loss carryforwards. These were partly offset by lower new business gains and the impact of a stronger Canadian dollar.

•	Premiums and deposits increased by 211 per cent in the first quarter to $1.3 billion compared to the same quarter of 2004. Universal life sales for the quarter continued to exceed prior year levels due to increases in ManuFlex and ManuMed sales partly offset by a reduction in conversions from Daihyaku policies. Total universal life sales were nine per cent above the prior year on a Japanese yen basis. Variable annuity sales were an outstanding $1.0 billion, 668 per cent higher than last year with March sales achieving a new record. Year over year variable annuity sales are expected to remain strong with sales continuing to build through UFJ Bank and, commencing in April, through UFJ Tsubasa Securities and Daishi Bank.

•	Funds under management increased by $1.1 billion to $12.1 billion as at March 31, 2005 compared to $11.0 billion as at March 31, 2004. Higher net policyholder cash flows from variable annuity sales were somewhat offset by the depreciation of the Japanese yen as well as maturities and surrenders on the declining block of policies acquired from Daihyaku.

Reinsurance Division

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	43	66	37
Premiums (millions)	271	263	162

U.S. dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	36	54	28
Premiums (millions)	221	215	123

•	Reinsurance Division reported net income of $43 million in the first quarter of 2005, an increase of 16 per cent from the $37 million reported in the first quarter of 2004 despite the unfavourable impact of the weakened U. S. dollar. On a U. S. dollar basis, net income in the quarter increased by 29 per cent from the first quarter of 2004.

The increase in the quarter’s earnings compared to the previous year was primarily driven by favourable contributions from the commutation of a block of Accident Reinsurance business and earnings from the John Hancock reinsurance business units. As well, the impact of lower new business strain in Life Reinsurance and improved life claims experience were favourable, compared to losses in 2004. These positive factors were partially offset by claims losses in Property Reinsurance, the impact of weaker equity markets and the strengthened Canadian dollar.

•	Premiums of $271 million were $109 million or 67 per cent higher than in the first quarter of 2004. The increase was largely attributable to the addition of the International Group Program business from John Hancock offset by the decline in Life and Property and Casualty

Reinsurance premiums in the quarter due to the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 80 per cent in the quarter compared to the first quarter of 2004.

Corporate and Other Segment

Canadian dollars

	Quarterly Results
	1Q05	4Q04	1Q04
Shareholders’ Net Income (millions)	76	48	10

•	The Corporate and Other segment comprises Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events.

•	The Corporate and Other segment reported first quarter net income of $76 million, an increase of $66 million from the first quarter of 2004. This earnings growth was largely driven by the addition of John Hancock’s corporate and other segment following the merger in April 2004. Restructuring expenses related to the integration of John Hancock of $49 million ($35 million after tax) were incurred in the quarter. Non-recurring items were reported in the first quarter of 2005. These items (stated in after tax dollars) include income of $57 million from the wind-up of the estate of Daihyaku, a business acquired in 2001; a $7 million release in actuarial liabilities related to changes in methods and assumptions in the Japan and U.S. Wealth Management businesses; and a charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.

Normal Course Issuer Bid
The Toronto Stock Exchange has accepted the filing by Manulife Financial Corporation of notice of intention to make a normal course issuer bid permitting the purchase of up to 55 million common shares, representing approximately 6.8 per cent of Manulife Financial’s 803 million outstanding common shares. Manulife Financial has received insurance regulatory approval to purchase up to $3 billion of its common shares. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase. The bid period commenced on November 9, 2004 and will expire on November 8, 2005 or such earlier date as Manulife Financial completes purchases pursuant to the notice. Any common shares acquired by Manulife Financial will be cancelled.

During the first quarter, Manulife Financial repurchased and cancelled more than 6.7 million shares at a total cost of approximately $382 million. Under the current normal course issuer bid that was initiated on November 9, 2004, Manulife Financial has purchased 14,852,000 common shares at a total cost of approximately $830 million as of April 30, 2005. Under its previous normal course issuer bid, Manulife Financial purchased a total of 4,203,700 common shares at a total cost of approximately $212 million.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$350.3 billion as at March 31, 2005.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET May 5, 2005. For local and international locations, please call (416) 695-5261 and toll free in North America please call (800) 769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 5:00 p.m. ET May 5, 2005 until midnight ET, May 12, 2005 by calling (416) 695-6244 (passcode #8817).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET May 5, 2005. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The First Quarter 2005 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Craig Bromley
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2005	2004	% Change

Net income	$800	$423	89
Less: net income (loss) attributed to participating policyholders	(1)	(2)	N/A

Net income attributed to shareholders	$801	$425	88
Preferred share dividends	1	—	N/A

Net income available to common shareholders	$800	$425	88

Premiums and deposits:
Life and health insurance premiums	$3,466	$2,111	64
Annuity and pension premiums	805	422	91
Segregated funds deposits	7,433	5,702	30
Mutual fund deposits	2,288	641	257
ASO premium equivalents	527	258	104
Other fund deposits	322	127	154

Total premiums and deposits	$14,841	$9,261	60

Funds under management:
General fund	$168,545	$75,986	122
Segregated funds	120,814	77,797	55
Mutual funds	34,280	3,654	N/A
Other funds	26,638	5,716	366

Total funds under management	$350,277	$163,153	115

Capitalization:
Long-term debt	$2,902	$1,128	157
Liabilities for preferred shares and capital instruments	1,940	1,990	(3)
Non-controlling interest in subsidiaries	142	40	255
Equity
Participating policyholders’ equity	149	80	86
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,593	616	N/A
Contributed surplus	98	19	N/A
Retained earnings and currency translation account	8,459	8,645	(2)

Total capital	$28,627	$12,518	129

Selected key performance measures:
Basic earnings per common share	$0.99	$0.92
Diluted earnings per common share	$0.98	$0.91
Return on common shareholders’ equity (annualized)	14.1%	19.0%
Book value per common share	$28.84	$20.03
Common shares outstanding (in millions)
End of period	803	463
Weighted average — basic	806	463
Weighted average — diluted	814	467

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended
	March 31
	2005	2004

Revenue
Premium income	$4,271	$2,533
Net investment income	2,313	1,159
Other revenue	1,054	448

Total revenue	$7,638	$4,140

Policy benefits and expenses

To policyholders and beneficiaries
Death and disability benefits	$1,502	$756
Maturity and surrender benefits	2,921	857
Annuity payments	856	312
Policyholder dividends and experience rating refunds	352	192
Net transfers to segregated funds	160	229
Change in actuarial liabilities	(1,166)	128
General expenses	1,000	510
Commissions	720	480
Interest expense	194	99
Premium taxes	68	33
Non-controlling interest in subsidiaries	5	4

Total policy benefits and expenses	$6,612	$3,600

Income before income taxes	$1,026	$540
Income taxes	(226)	(117)

Net income	$800	$423
Less: net income (loss) attributed to participating policyholders	(1)	(2)

Net income attributed to shareholders	$801	$425
Preferred share dividends	1	—

Net income available to common shareholders	$800	$425

Basic earnings per common share	$0.99	$0.92
Diluted earnings per common share	$0.98	$0.91

Consolidated Balance Sheets

(Canadian $ in millions, unaudited)

	As at March 31
Assets	2005	2004

Invested assets
Bonds	$106,462	$42,630
Mortgages	28,904	10,688
Stocks	8,321	5,658
Real estate	4,706	4,063
Policy loans	6,871	4,528
Cash and short-term investments	6,878	6,424
Bank loans	1,548	1,150
Other investments	4,855	845

Total invested assets	$168,545	$75,986

Other assets
Accrued investment income	$1,828	$891
Outstanding premiums	678	388
Goodwill	7,347	609
Intangible assets	1,813	—
Miscellaneous	3,657	1,098

Total other assets	$15,323	$2,986

Total assets	$183,868	$78,972

Segregated funds net assets	$120,814	$77,797

Liabilities and equity

Actuarial liabilities	$129,704	$52,424
Benefits payable and provision for unreported claims	2,018	1,734
Policyholder amounts on deposit	4,346	2,535
Deferred realized net gains	3,820	3,507
Bank deposits	4,570	2,776
Consumer notes	2,983	—
Other liabilities	7,800	3,478

	$155,241	$66,454

Long-term debt	2,902	1,128
Liabilities for preferred shares and capital instruments	1,940	1,990
Non-controlling interest in subsidiaries	142	40

Equity
Participating policyholders’ equity	149	80
Shareholders’ equity
Preferred shares	344	—
Common shares	14,593	616
Contributed surplus	98	19
Retained earnings and currency translation account	8,459	8,645

Total equity	$23,643	$9,360

Total liabilities and equity	$183,868	$78,972

Segregated funds net liabilities	$120,814	$77,797

Notes to Summary Consolidated Financial Statements

(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended March 31, 2005
	U.S.	U.S.	Guaranteed &	Canadian	Asia	Japan	Reinsurance	Corporate
	Protection	Wealth	Structured					and
Premiums and deposits		Management	Financial Products					Other	Total

General fund premiums	$1,259	$331	$269	$1,438	$438	$265	$271	$—	$4,271
Segregated fund deposits	325	4,522	—	1,182	368	1,036	—	—	7,433
Mutual fund deposits	—	1,428	—	373	487	—	—	—	2,288
ASO premium equivalents	—	—	—	527	—	—	—	—	527
Other fund deposits	—	322	—	—	—	—	—	—	322

Total	$1,584	$6,603	$269	$3,520	$1,293	$1,301	$271	$—	$14,841

Net income	$135	$136	$68	$183	$82	$77	$43	$76	$800

Funds under management	As at March 31, 2005

General fund	$46,744	$20,637	$34,047	$39,288	$7,958	$7,813	$2,911	$9,147	$168,545
Segregated funds	10,942	73,644	4,681	20,218	4,670	4,270	—	2,389	120,814
Mutual funds	—	29,507	—	2,722	2,051	—	—	—	34,280
Other funds	—	6,065	—	—	1,988	—	—	18,585	26,638

Total	$57,686	$129,853	$38,728	$62,228	$16,667	$12,083	$2,911	$30,121	$350,277

	For the quarter ended March 31, 2004
	U.S.	U.S.	Guaranteed &	Canadian	Asia	Japan	Reinsurance	Corporate
	Protection	Wealth	Structured					and
Premiums and deposits		Management	Financial Products					Other	Total

General fund premiums	$596	$233	$—	$855	$404	$283	$162	$—	$2,533
Segregated fund deposits	116	4,362	—	782	307	135	—	—	5,702
Mutual fund deposits	—	—	—	323	318	—	—	—	641
ASO premium equivalents	—	—	—	258	—	—	—	—	258
Other fund deposits	—	127	—	—	—	—	—	—	127

Total	$712	$4,722	$—	$2,218	$1,029	$418	$162	$—	$9,261

Net income (loss)	$69	$64	$—	$130	$71	$42	$37	$10	$423

Funds under management	As at March 31, 2004

General fund	$16,471	$6,653	$—	$26,953	$6,229	$9,748	$2,761	$7,171	$75,986
Segregated funds	2,123	59,197	—	11,437	3,757	1,283	—	—	77,797
Mutual funds	—	—	—	1,902	1,752	—	—	—	3,654
Other funds	—	1,049	—	—	1,991	—	—	2,676	5,716

Total	$18,594	$66,899	$—	$40,292	$13,729	$11,031	$2,761	$9,847	$163,153

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.